ANOORAQ RESOURCES CORPORATION
Suite 1020 – 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone (604) 684-6365 / Fax (604) 684-8092

INFORMATION CIRCULAR
as at May 12, 2006

This Information Circular is furnished in connection with the solicitation of proxies by the management of Anooraq Resources Corporation (the "Company") for use at the annual and extraordinary general meeting (the "Meeting") of its shareholders to be held on June 22, 2006 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to Anooraq Resources Corporation. "Common Shares" means common shares in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are Ronald W. Thiessen, President and Chief Executive Officer of the Company, and alternatively Tumelo M. Motsisi, Deputy Chief Executive Officer and Managing Director of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or fax.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

If you are a registered shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you submit a proxy, you must complete, date and sign the Proxy, and then return it to the Company’s transfer agent, Computershare Trust Company of Canada by fax within North America at 1-866-249-7775, outside North America at 416-263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP’s instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a voting instruction form from ADP, you cannot use it to vote Common Shares directly at the Meeting - the voting instruction form must be completed and returned to ADP, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

a)	executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, and as set out herein.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING
SECURITIES

The board of directors (the "Board") of the Company has fixed May 12, 2006 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of May 12, 2006, there were 148,220,407 Common Shares without par value issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is authorized to issue an unlimited number of Common Shares and is also authorized to issue an unlimited number of Preferred Shares. There are no Preferred Shares issued and outstanding as at May 12, 2006.

To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at May 12, 2006 are:

Shareholder Name	Number of Common Shares Held	Percentage of Issued Common Shares
The Pelawan Trust, as Trustee Pelawan Investments (Proprietary) Limited, as Beneficiary 82 Maude Street Sandton, 2196, South Africa	83,300,000	56.20%

Notes:

CDS is a clearing house for brokerage firms whose clients beneficially own the shares. Management of the Company is unaware of the beneficial ownership of the shares registered in the name of CDS although these figures may include shares of management held in brokerage houses.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2005, with related management discussion and analysis and the report of the auditor, will be placed before the Meeting.

The following documents filed with the securities commissions or similar regulatory authorities in Alberta, British Columbia, Ontario and Quebec are specifically incorporated by reference into, and form an integral part of, this information circular:

  Audited financial statements for the year ended December 31, 2005,
  Annual Information Form filed for the fiscal year ended December 31, 2005 and the other publicly filed documents incorporated by reference therein.

Copies of the documents incorporated herein by reference may be obtained by a Shareholder upon request without charge from Investor Relations, Anooraq Resources Corporation, Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone: 604-684-6365. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill as a consequence of additional nominations from the floor of the meeting, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of the Company is currently set at eleven. The board has resolved that the number of directors remain at eleven. Shareholders will therefore be asked to elect eleven directors at the meeting.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management’s eleven nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 12, 2006.

Name, position with the Company and province or state and country of residence	Period(s) as a Director of the Company	Common shares beneficially owned, controlled or directed (1) (2)
Scott COUSENS Director, and Vice President, Capital Finance British Columbia, Canada	Since September 1996	2,052,200
Robert DICKINSON Director and Co-Chairman British Columbia, Canada	(November 1990 – September 2004) Since October 2004	500,000 (3)
David ELLIOTT (6) (7) Director British Columbia, Canada	Since April 2005	Nil
Wayne KIRK (6) (7) Director California, United States	Since July 2005	Nil
Phumzile LANGENI Director and Executive Director, Investor Relations Gauteng, Sough Africa	Since December 2004	Nil
Popo MOLEFE (6) (7) Director and Co-Chairman North West Province, South Africa	Since September 2004	Nil
Harold MOTAUNG Director and Chief Operating Officer Gauteng, South Africa	Since September 2004	5,831,000 (4)
Tumelo MOTSISI (8) Director, Deputy Chief Executive Officer, and Managing Director Gauteng, South Africa	Since September 2004	9,996,000 (5)
Sipho NKOSI Director Gauteng, South Africa	Since September 2004	Nil

Name, position with the Company and province or state and country of residence	Period(s) as a Director of the Company	Common shares beneficially owned, controlled or directed (1) (2)
Rizelle SAMPSON Director Gauteng, South Africa	Since September 2004	Nil
Ronald THIESSEN (8) Director, President and Chief Executive Officer British Columbia, Canada	Since April 1996	625,923

Notes:

(1)

The information as to number of common shares beneficially owned, controlled or directed is not within the knowledge of the management of the Company and has been furnished by the respective nominees as reported in their filings at www.sedi.ca.

(2)	Directors personally own or control a total of 18,978,123 common shares which represent approximately 12.8% of the current outstanding shares. The directors also hold 2,180,000 options.

(3)	Certain of these shares are held in the name of United Mineral Services Ltd., a private company controlled by Mr. Dickinson.

(4)	Indirect holdings being 70 of the 1,000 ordinary shares in the issued and outstanding share capital of Pelawan

(5)

Indirect holdings being 120 of the 1,000 ordinary shares in the issued and outstanding share capital of Pelawan Investments (Proprietary) Limited, multiplied by the number of common shares of Anooraq (83,300,000) held by the Pelawan Trust.

(6)	Member of the Audit Committee. See "Statement of Corporate Governance Practices – Audit Committee".

(7)	Member of the Nominating and Governance Committee. See "Statement of Corporate Governance Practices – Nominating and Governance Committee".

(8)	Member of the Compensation Committee. See "Statement of Corporate Governance Practices – Compensation Committee".

Additional details, including the principal occupation, business or employment held presently and for the past five years of the above proposed directors have been provided by the proposed directors themselves, and have not been verified by the Company.

SCOTT COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies to which Hunter Dickinson Inc. provides services. See "Management Contracts" below for information about Hunter Dickinson Inc.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	September 1996	Present
Amarc Resources Ltd.	Director	September 1995	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	March 1993	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Ventures Inc.	Director	November 2000	Present
Taseko Mines Limited	Director	October 1992	Present

ROBERT DICKINSON, B.Sc., M.Sc. – Co-Chairman of the Board and Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration -Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Chairman	November 1990	September 2004
	Director	October 2004	Present
	Co-Chairman	October 2004	Present
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	Present
Farallon Resources Ltd.	Director	July 1991	Present
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	Present
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004

Company	Positions Held	From	To
	Chairman	April 2004	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	Chairman	November 2000	Present
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

DAVID ELLIOTT, B.Comm., CA

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation with KPMG LLP. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services. Mr. Elliott also serves on the boards of the BC Cancer Foundation and the University of BC Alumni Association.

Mr. Elliott is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	April 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present
StorageFlow Systems Corp.	Director	May 2002	June 2003
	President	May 2002	June 2004

WAYNE KIRK, LLB – Director

Wayne Kirk is a retired California State Attorney and Professional Consultant. With over 35 years professional experience Mr. Kirk also has over 9 years senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of California. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present
Homestake Mining Company	Vice President, General Counsel, and Corporate Secretary	September 1992	December 2001

PHUMZILE LANGENI – Director

Phumzile Langeni is responsible for investor relations and communication in addition to being a director of the Company.

Prior to joining Anooraq in September 2004, she was an executive director of BJM Securities, a subsidiary of BJM Holdings. BJM Securities is South Africa's largest independent stock broking firm with a presence in the major financial hubs of London, New York and Edinburgh.

Prior to a transaction concluded between BJM Holdings and Mazwai Securities, she was one of the founding members and executive director of Mazwai Securities. She started her career at Real Africa Durolink (RAD) Securities as a trainee dealer in money market instruments, bonds and equities before making her home in equities. She later practiced as an equity sales trader for both local and foreign institutions. After a stint as an independent businesswoman, she joined Standard Equities as an equity sales trader servicing domestic institutions.

She was schooled at Durban Girls' College, and received her B.Comm. (Accounting) degree at the University of Natal, Durban. She completed the JSE Stock broking course at Wits University, where she attained top marks in 1996. She is a fellow of the South African Institute of Stockbrokers and a member of the Association of Black Security and Investment Professionals.

Miss Langeni is JSE Securities representative on the Securities Regulation Panel (SRP), where she serves as a member. She is a non-executive director of two Top 40 listed companies, transport giant Imperial Holdings and retail group Massmart Holdings.

She is a columnist for South Africa's largest Sunday newspaper the City Press, and her opinion as an expert in the field of investments can be heard on both the radio and television. Miss Langeni has presented to local and international audiences, and has had articles on Black Economic Empowerment published. Passionate about 'demystifying' the stock exchange, she was instrumental in the formation of the People's Bank/Sowetan Investor Education and Savings Program.

During the past five years, Ms. Langeni is, or has been, a director of the following public companies.

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	September 2004	Present
Massmart Holdings Ltd (a South African company)	Director	2004	Present
Imperial Holdings (a South African company)	Director	July 2004	Present

POPO MOLEFE, PhD. – Co-Chairman of the Board and Director

Dr. Molefe is a South African citizen. He completed his second successful term as the Premier of the Northwest Province in April 2004. He is a member of the National Executive Committee of the African National Congress ("ANC"). He was awarded the Harvard University Certificate in Conflict Resolution and has diplomas in leadership from the Wharton School of Business and the Harvard JFK School of Governance. Over the last ten years, Dr Molefe has been instrumental in facilitating the development of businesses in the North West Province, particularly in the mining and tourism sector. He, therefore, brings a depth of leadership experience to Anooraq Resources. Dr Molefe is the chairperson of Xantium Technology Holdings, and the parastatal corporations, The Petroleum Oil and Gas Corporation of South Africa (Pty) Limited and Armaments Corporation of South Africa. He is also the chancellor of the North West University. Dr. Molefe’s is not a director of any other public companies.

During the past five years, Dr. Molefe is, or has been, a director of the following public companies.

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	September 2004	Present
Xantium Technology Holdings (a South African company)	Chairperson		Present

HAROLD MOTAUNG, BSc, MBA – Director and Chief Operating Officer

Harold Motaung was previously employed at the Free State and Vaal River operations of Anglo American Corporation of South Africa Limited for six years as a mining engineer and as a production supervisor. Mr. Motaung then moved to the South African Government's Department of Minerals and Energy (DME) as a director within the Mine Inspectorate. As a Deputy Chief Inspector, he was responsible for implementing the Mine, Health and Safety Act. Subsequently he was appointed Chief Director within the Mine Inspectorate. His portfolio included the gold, platinum and coal regions of South Africa.

In Mr. Motaung’s capacity as a Chief Director of the Mine Inspectorate, he was appointed on numerous boards of government–associated institutions including the National Nuclear Reactor, the Deep Mining Board and the Mining Qualifications Authority. Mr. Motaung also chaired the Mines Research Board, which administered a mining safety fund. Mr. Motaung also represented the South African government in a number of international and bi-national engagements with foreign countries, and was a member of the DME executive team responsible for the briefs and presentations at the Parliamentary Portfolio Committee on the status of minerals and energy within the country, which culminated in the enactment of the Minerals Development Act. Mr. Motaung left the DME to establish a mining and geological consultancy, African Minerals Professionals (Pty) Limited.

During the past five years, Mr. Motaung is, or has been, a director of the following public companies.

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	September 2004	Present

TUMELO MOTSISI, BA, LLM, MBA – Deputy CEO/ Managing Director

Tumelo Motsisi is a prominent South African businessperson with experience in the South African financial services, mining and energy sectors. Between 1994 and 1998 he was employed first as a senior manager and then as a director within the negotiated benefits division of the sizeable South African financial services company, Alexander Forbes Limited.

In 1998 he established Kopano Ke Matla Investment Company, the investment arm of South Africa’s largest trade union federation, the Congress of South African Trade Unions ("Cosatu"). He was subsequently appointed as the Chief Executive Officer of Kopano Ke Matla. Mr. Motsisi recently resigned his position as Executive Chairperson of Prosperity Holdings, a financial services company established between Kopano Ke Matla, NBC Financial Services and Peregrine Holdings, in order to pursue his interests in the mining and energy sectors. Mr. Motsisi is a member and director of several South African companies.

During the past five years, Mr. Motsisi is, or has been, a director of the following public companies.

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	September 2004	Present

SIPHO NKOSI, B.Comm, MBA – Director

Mr. Nkosi is South African and holds a Bachelor of Commerce degree from the University of South Africa and a Master of Business Administration from the University of Massachusetts in the eastern United States. He has an extensive background in the mining and power industries. He is a founder of, and is currently, Chief Executive Officer of Eyesizwe Coal (Pty) Ltd ("Eyesizwe"). Eyesizwe is one of the country's largest coal producers. Prior to founding Eyesizwe in 2001, Mr. Nkosi spent three years with Asea Brown Boveri Sub Sahara Africa (Pty) Ltd and Alstom SA (Pty) Ltd, initially as Managing Director of ABB Power Generation (SA) , and then as Country Manager of ABB/Alstom Power until December 2000. From 1993 to 1997, he was Marketing Manager for Billiton Ltd., an international mining company.

During the past five years, Mr. Nkosi is, or has been a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	November 2004	Present
Great Basin Gold Ltd.	Director	August 2003	Present

RIZELLE SAMPSON, H. Dip Education – Director

Ms. Sampson is a South African citizen and holds a Certificate in Telecommunications Policy, Regulation and Management from the University of Witwatersrand and a Higher Diploma in Education from the University of the Western Cape.

Following positions as a Portfolio Administrator (Institutional Clients) at Investec Asset Managers, Chief of Staff at the Ministry of Communications and Manager (Office of the CEO) at Sentech Ltd. She is a co-founder and executive director of African Footprint Investment Holdings (Pty) Ltd ("AFIH"), an investment holding company that is wholly black women owned and managed. Ms Sampson represents AFIH on the boards of Tellumat (Pty) Ltd, BD Sarens (Pty) Ltd and Lefatshe Technologies (Pty) Ltd. She is also a member of the Sentech Educational Fund Advisory Board and the board of the National Electronic Institute of South Africa (Nemisa).

During the past five years, Ms. Sampson is, or has been a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	December 2004	Present

RONALD THIESSEN, CA – Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	Present
Casamiro Resource Corp.	Director and President	February 1990	August 2002
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	September 2000	September 2004
	Co-Chairman	September 2004	April 2006
	Chairman	April 2006	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	President and Chief Executive Officer	November 2000	Present

Company	Positions Held	From	To
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	Present

APPOINTMENT OF AUDITOR

The auditors of the Company are currently KPMG LLP ("KPMG"), Chartered Accountants, 777 Dunsmuir St., 9th Floor, Vancouver, British Columbia, V7Y 1K3. KPMG will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the Audit Committee. KPMG was first appointed auditor of the Company on May 21, 2004.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The audit committee has a charter. A copy of the audit committee charter is attached as Schedule "A" hereto.

Composition of the Audit Committee

The members of the audit committee are David Elliott, Wayne Kirk and Popo Molefe. All of the members of the Audit Committee are independent members of the audit committee and all members are considered to be financially literate. Mr. Elliott is a Chartered Accountant and is hence a "financial expert".

Relevant Education and Experience

Dr. Molefe holds a Diploma in Governance from Harvard School of Governance, a Diploma in Business Leadership from the Wharton School of Business Leadership at the University of Pennsylvania and a Doctorate from North West University, South Africa. Dr. Molefe serves as a member of the National Executive Committee of the ANC. He also holds the position of Chair – ANC Provincial Executive, North West Province, and Chancellor of the North West University. For ten years, Dr. Molefe served as Premier of the North West Province, South Africa.

Mr Kirk is a retired California State Attorney and Professional Consultant. Mr Kirk has over 35 years professional experience and over 9 years senior executive experience in the mining industry, serving as Vice President, General Counsel and Corporate Secretary of Homestake Mining Company.

Mr. Elliott has a strong and diverse background as a public accountant and corporate executive. He graduated from the University of British Columbia with a Bachelor of Commerce degree and acquired a Chartered Accountant designation in 1973 with KPMG LLP. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary in 1995.

Reliance on Certain Exemptions

During 2004 and 2005, the Company’s auditors, KPMG LLP, Chartered Accountants, have not provided any material non-audit services, except as noted in the table below.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the audit committee for approval prior to the beginning of any such services. The audit committee considers such requests, and, if acceptable to a majority of the audit committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditors for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the audit and non-audit services provided by KPMG to the Company to ensure auditor independence. Fees incurred with KPMG for audit and non-audit services in the last two fiscal years are outlined in the following table.

Nature of Services	Fees paid to auditor in year ended December 31, 2005.	Fees paid to auditor in 14-month fiscal year ended December 31, 2004.
Audit Fees (1)	$ 95,000	$ 60,480
Audit-Related Fees (2)	$ 15,000	Nil
Tax Fees (3)	$ 4,500	$ 16,000
All Other Fees (4)	Nil	Nil
Total	$ 114,500	$ 76,480

Notes:

1.

"Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

2.

"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

3.

"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

4.	"All Other Fees" include all other non-audit services.

Exemption

See sections in the Company’s Annual Information Form which contain further information about the audit committee as required by Form 52-110F1.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the "CSA") have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-102 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

1. Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The board facilitates its independent supervision over management in several ways including by holding regular board meetings and committee meetings, and by retaining independent consultants where it deems necessary.

The independent members of the Board of Directors of the Company are David Elliott, Wayne Kirk, Popo Molefe, and Sipho Nkosi.

The non-independent directors are Scott Cousens, Robert Dickinson, Phumzile Langeni, Harold Motaung, Tumelo Motsisi, Ron Thiessen, and Rizelle Sampson.

2. Orientation and Continuing Education

Board meetings typically include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

3. Ethical Business Conduct

The Board has adopted a formal ethics policy which is available for download from the Company’s website. The Board also believes that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

4. Nomination of Directors

The Board considers its size each year when it considers the directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The Board has a nominating and governance Committee, although the Committee has not had occasion to consider new nominees to the Board.

5. Compensation

The Compensation Committee determines compensation for the directors and CEO.

6. Other Board Committees

The Board has no other committees other than the audit committee, nominating and governance committee and the compensation committee.

7. Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees. The Board and its committees are in the process of implementing procedures for self-assessment. The Board is satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board and its practices.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section "Named Executive Officer" means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

During Anooraq’s financial year ended December 31, 2005, the aggregate cash compensation paid or payable by Anooraq or its consolidated subsidiaries to its directors and senior officers, was $1,162,298. The following table provides a summary of compensation earned by Named Executive Officers during each of the last three financial years:

Summary Compensation Table

NEO Name and Principal Position	Year (1)	Annual Compensation			Long-Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compensat ion ($)	Securities Under Options / SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Ronald Thiessen President and Chief Executive Officer	2005 2004 2003	98,473 62,095 62,336	Nil Nil Nil	Nil 5,400 Nil	120,000 Nil 216,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Tumelo Motsisi Deputy CEO and Managing Director	2005 2004 2003	235,000 81,520 Nil	80,000 10,486 Nil	Nil 1,200 Nil	525,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey Mason Secretary and Chief Financial Officer	2005 2004 2003	61,840 46,848 51,258	Nil Nil Nil	Nil 2,800 Nil	120,000 Nil 216,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Harold Motaung Chief Operating Officer	2005 2004 2003	235,000 81,520 Nil	80,000 10,486 Nil	Nil 1,200 Nil	525,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Phumzile Langeni VP Investor Relations	2005 2004 2003	195,000 17,245 Nil	25,000 Nil Nil	Nil 1,200 Nil	250,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Joel Kesler VP Legal	2005 2004 2003	205,000 Nil Nil	25,000 Nil Nil	Nil Nil Nil	525,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)	The fiscal years presented are as follows: 12 months ended December 31, 2005, 14 months ended December 31, 2004, and 12 months ended October 31, 2003.

Long-Term Incentive Plan Awards

A long term incentive plan ("LTIP") is "a plan providing compensation intended to motivate performance over a period greater than one financial year" and does not include option or stock appreciation rights ("SARs") plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Options and SARs

A stock appreciation right ("SAR") is a right to receive a payment of cash or an issue or transfer of shares based wholly or in part on changes in the trading price of the Company’s Common Shares.

No SARs were granted to, or exercised by, any Named Executive Officer or any directors during the most recently completed financial year.

The share options exercised by the Named Executive Officers during the financial year ended December 31, 2005 and the values of such options at the end of such year were as follows:

Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

NAMED EXECUTIVE OFFICERS	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the- Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Ronald Thiessen	Nil	Nil	120,000 / 0	0 / 0
Tumelo Motsisi	Nil	Nil	525,000 / 0	0 / 0
Harold Motaung	Nil	Nil	525,000 / 0	0 / 0
Jeffrey Mason	Nil	Nil	120,000 / 0	0 / 0
Phumzile Langeni	Nil	Nil	250,000 / 0	0 / 0
Joel Kesler	Nil	Nil	525,000 / 0	0 / 0

No share options were repriced on behalf of the Named Executive Officers during the financial year ended December 31, 2005.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a pension plan under which benefits are determined primarily by final compensation (or average final compensation) and years of service.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer. There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s Responsibilities following a change in control.

Compensation Committee Disclosure

The Company has a Compensation Committee of which the current members are Messrs. Thiessen, and Motsisi. Accordingly, each member of this Committee is not independent. The function of this committee is to assist the Board of Directors in fulfilling its responsibilities relating to the compensation practices of the executive officers of the Company. Specifically, this Committee has been empowered to evaluate the performance of the President of the Company and to recommend to the Board of Directors the compensation level of the President; to review the compensation levels of the executive officers of the Company and to report thereon to the Board of Directors; to conduct such surveys and studies as the Committee deems appropriate to determine competitive salary levels; to review the strategic objectives of the stock option and other stock-based compensation plans of the Company; to review management’s administration of these plans and to consider any other matters which, in the Committee’s judgment, should be taken into account in reaching the recommendation to the Board of Directors concerning the compensation levels of the Company’s executive officers.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. As part of its mandate, the Board determines the type and amount of compensation for the President and Chief Executive Officer. The Board also determines the compensation of the Chief Financial Officer. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

The Company’s Compensation Committee receives independent competitive market information on compensation levels for executives.

Mr. Mason, the Chief Financial Officer, does not serve the Company solely on a full-time basis, and his compensation from the Company is allocated based on the estimated amount of time spent on the work of the Company.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company’s shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board’s view, paying base salaries which are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Compensation

The Company’s primary objective is to achieve certain strategic objectives and milestones. The Board considers executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Options are generally granted to senior executives which vest on terms established by the Board.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Compensation of the Chief Executive Officer

The compensation of the Chief Executive Officer is approved annually by the Board of Directors. Base salary and bonus levels are determined taking into account independent market survey data.

At least annually, the Compensation Committee is to review the grants of stock options to management and employees. Options have been granted to the Chief Executive Officer taking into account competitive compensation factors and the belief that options help align the Chief Executive Officer with the interests of shareholders.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in common shares of the Company on October 31, 2000 with the cumulative total return of the TSX Venture Composite Index and the Toronto Stock Exchange 300 Index, for the five most recently completed financial years.

Cumulative Value of $100 Investment

(1)	On August 1, 2001, the Toronto Stock Exchange acquired the Canadian Venture Exchange and the Canadian Venture Exchange was renamed the TSX Venture Exchange.

(2)	On December 7, 2001 the CDNX Main index was discontinued and the TSX Venture Composite Index was established on December 10, 2001.

Compensation of Directors

Each director of the Company who is an independent director (namely Messrs. Kirk, Elliott, Molefe and Nkosi) is paid an annual director’s fee of $35,000 plus an additional fee of $5,000 for the Audit Committee Chairperson and $3,000 for other Committee Chairperson. Executive officers do not receive additional compensation for serving as directors. Dr. Molefe received additional consulting fees amounting to $10,225 in January 2005.

The following directors received options under the Company’s share option plan during the financial year ended December 31, 2005: Option Grants During the Most Recently Completed Financial Year

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
David Elliott	120,000	$1.40	$1.40	17-Dec-10
Harold Motaung	525,000	$1.40	$1.40	17-Dec-10
Phumzile Langeni	250,000	$1.40	$1.40	17-Dec-10
Popo S. Molefe	200,000	$1.40	$1.40	17-Dec-10
Rizelle Sampson	100,000	$1.40	$1.40	17-Dec-10
Robert Dickinson	120,000	$1.40	$1.40	17-Dec-10
Ron Thiessen	120,000	$1.40	$1.40	17-Dec-10
Scott Cousens	120,000	$1.40	$1.40	17-Dec-10
Sipho Nkosi	100,000	$1.40	$1.40	17-Dec-10
Tumelo Motsisi	525,000	$1.40	$1.40	17-Dec-10

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the share option plan (the "2005 Plan") which was previously approved by shareholders on June 17, 2005. The 2005 Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The shareholders have approved the issuance of a maximum of 18,300,000 Common Shares under the Plan. All options typically expire five years after the date of grant of such option.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2005.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - (the Share Plan)	4,778,200	1.47	8,675,000
Equity compensation plans not approved by securityholders	–	–	–
Total	4,778,200	1.47	8,675,000

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2005, or has any interest in any material transaction in the current year other than as set out herein.

During the year, the Share Exchange Agreement between the Company and Pelawan was amended, whereby the Finalization Date (as defined in the agreement) was extended beyond September 30, 2005.

MANAGEMENT CONTRACTS

Hunter Dickinson Inc. ("HDI") carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of, the Company. The Company reimburses HDI on a full cost-recovery basis. These services are provided to the Company by HDI pursuant to a geological, corporate development, administrative and management services agreement dated for reference December 31, 1996. HDI is a private company owned equally by nine publicly traded exploration and mining companies (one of which is the Company) and is managed by persons who include directors of the Company. HDI is one of the largest independent mining exploration groups in North America and as of April 30, 2006, employed or retained on a substantially full-time basis, 23 geoscientists, including seven with advanced degrees (two PhD’s and five M.Sc’s), eight professional geologists (PGeo), and four professional engineers (PEng); six engineers, including four mining engineers and one civil engineer, all with professional engineer designations; one professional agrologist, one biologist (MSc); 11 accountants (including six Chartered Accountants, one CMA and two CGAs) and 28

administrative and support personnel. It has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Québec, Yukon and Northwest Territories) and internationally in Brazil, Nevada, Mexico and South Africa. HDI allocates the cost of staff input into projects, such as the Company's projects, based on the time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts which are considered by the Company management to be at a cost that is competitive with arm’s-length suppliers. The shares of HDI are owned by each of the participating public corporations (including the Company) for as long as HDI’s services are being retained by such participating company. However, a participant surrenders its single share of HDI at the time of termination of the standard form of services agreement. The agreement can be cancelled on 30 days’ notice.

In fiscal 2005 the Company and its subsidiaries and affiliates were invoiced $1,297,159 for services and reimbursement of third party costs by HDI (see also accompanying financial statements).

Pelawan is a private South African BEE company which is a significant shareholder of the Company. Pelawan became a majority shareholder on September 29, 2004. There was a resource sharing arrangement between the Company and Pelawan in relation to the South African office and activities of the Company. Three of the directors of the Company, namely Messrs. Motsisi and Motaung and Ms. Langeni, are related to Pelawan. Under this arrangement, the Company reimbursed Pelawan in respect of certain of its overhead expenditures. Effective July 1, 2005, Pelawan's employees, consultants and operations were transferred to Plateau, a subsidiary of the Company, and commenced charging their time and services to directly to Plateau. During the year ended December 31, 2005, the Company paid or accrued $658,035 (fourteen months ended December 31, 2004 – $745,438) for technical, corporate development, administrative and management services provided to, and repayment of costs paid on behalf of, the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

FUTURE SHARE ISSUANCES IN EXCESS OF 25% OF THE COMPANY’S CAPITAL

The Company requests that shareholders consider and, if thought appropriate, ratify and approve the authorization for the Company to issue shares, from time to time in one or more transactions, in excess of 25% of its capital in accordance with the terms of any proposed future acquisitions, issuances of convertible securities, rights offerings or financings, or shares for debt settlements, at such price or prices, in such amount and to such individuals or entities as may be determined by the directors of the Company and as are acceptable with the appropriate regulatory authorities and the resulting possible effective changes in control of the Company in consequence thereof.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information relating to the Company is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year. Shareholders may contact the Company at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Telephone: 604-684-6365, Fax: 604-684-8092, Attention: Investor Relations, to request copies of the Company’s financial statements and MD&A. As used in this Information Circular, "MD&A" means a completed Form 51 102F1 Management’s Discussion & Analysis.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the board of directors of the Company.

DATED at Vancouver, British Columbia, May 23, 2006.
BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and Chief Executive Officer

/s/ Tumelo M. Motsisi

Tumelo M. Motsisi
Deputy Chief Executive Officer and Managing Director

Exhibit A

ANOORAQ RESOURCES CORPORATION
AUDIT COMMITTEE CHARTER

This Charter shall govern the activities of the Audit Committee of the Board of Directors of Anooraq Resources Corporation, when and to the extent the Audit Committee is carrying out its audit and financial review functions.

I. COMMITTEE PURPOSES

The essential functions of the Audit Committee (the "Committee") in assisting the Board of Directors in fulfilling its oversight responsibilities are to review:

1.

the financial reports and other financial information provided by the Company to governmental entities and the public; the Company’s systems of internal controls regarding finance, accounting, legal compliance and ethics that the Company’s management and the Board have established; and the Company’s auditing, accounting and financial reporting processes generally,

2.	the procedures of the Company and its subsidiaries regarding the appointment of the independent public auditors, and the scope of and fees for their audits, and

3.	any and all related party agreements and arrangements between the Company and its affiliates and any disputes that may arise thereunder.

The Committee’s primary duties and responsibilities are to:

1.	serve as an independent and objective party to monitor the Company’s financial reporting process and internal control system,

2.	review and appraise the audit efforts of the Company’s independent auditors,

3.	provide an open avenue of communication among the independent auditors, the Company’s financial and senior management, and the Board of Directors, and

4.	review and appraise the fairness of related party transactions.

II. COMPOSITION

The Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be an Independent Director, as described in Section V of this Charter, and otherwise free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee.

All members of the Committee shall have a working familiarity with basic finance and accounting practices including the ability to read and understand fundamental financial statements, including the balance sheet, income statement, and statement of cash flows. At least one member of the Committee shall have accounting or related financial expertise. Financial expertise includes past employment experience in finance, banking, or accounting; requisite professional certification in accounting; or prior comparable experience, such as being or having been charged with financial oversight responsibilities, which results in the member’s financial sophistication.

The Members of the Committee shall be appointed by the Board at the annual organizational meeting of the Board or until their successors shall be duly elected and qualified. A Chair of the Audit Committee shall be elected by majority vote of the full Committee membership.

III. MEETINGS

The Committee shall meet each fiscal quarter, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee should meet at least annually with management and with the independent auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or its Chair should meet with management quarterly to review the Company’s financial statements as described in Section IV.3, below, and the Committee or a designated member of the Committee should meet or discuss the interim financial statements with the Chief Financial Officer and/or the Controller of the Company on a regular and periodic basis as the Committee may deem appropriate.

IV. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Committee shall:

Documents/Reports Review

1.	Review this Charter at least annually for adequacy and update its provisions, as conditions dictate.

2.

Review with the Company’s financial management and the independent auditors the Company’s annual financial statements, and the financial statements included in the Form 20F, AIF, and any other annual reports or other financial information submitted to any governmental body, or the public, including any certification, report, opinion, or review rendered by the independent auditors.

3.

Review with the Company’s financial management and, if deemed appropriate by the Committee, with the independent auditors, the Company’s interim financial statements, prior to its filing with any governmental body and prior to the release of earnings. One member designated by the Committee may represent the entire Committee for the purposes of this review.

Independent Auditors

4.	Recommend to the Board on the nomination of the independent auditors for the Company’s shareholders’ approval, considering independence and effectiveness and approve the fees and other compensation to be paid to the independent auditors. The Committee is to require the independent auditors to submit to the Committee on a periodic basis (at least annually) a formal written statement delineating all relationships between themselves and the Company. On an annual basis, the Committee should review and discuss with the independent auditors all relationships the auditors have with the Company that might affect their objectivity and independence. The Committee shall recommend to the Board any action to take to ensure the independence of the independent auditors. The Committee is to advise the independent auditors that they ultimately accountable to the Board and the Committee, as representatives of the shareholders of the Company.

5.	Review, evaluate, and report to the Board on the performance of the independent auditors, and when circumstances warrant, any proposed discharge of the independent auditors.

6.	Periodically consult with the independent auditors out of the presence of the Company’s management about internal controls and the completeness and accuracy of the financial statements.

Financial Reporting Process

7.	In consultation with the independent auditors, review the integrity of the Company’s financial reporting processes, both internal and external.

8.	Consider the independent auditors’ judgements about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

9.	Consider and approve, if appropriate, major changes to the Company’s accounting principles and practices as suggested by the independent auditors or management.

Process Improvement

10.

Establish regular and separate systems of reporting to the Committee by each of management and the independent auditors regarding any significant judgements made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgements.

11.

Following completion of the annual audit, review separately with each of management and the independent auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

12.	Review any significant disagreement among management and the independent auditors in connection with the preparation of the financial statements.

13.

Review with the independent auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

Legal Compliance

14.

Confirm that the Company’s management has the proper review system in place to ensure that Company’s financial statements, reports and other financial information disseminated to governmental organizations and the public satisfy legal requirements.

15.	Review financial reporting compliance matters with the Company’s general counsel.

16.	Review with the Company’s general counsel any legal matter that the Committee understands could have a significant impact on the Company’s financial statements.

17.

Conduct or authorize investigations into matters within the Committee’s scope of responsibilities. The Committee is authorized to retain independent counsel, accountants, auditors, or others to assist the Committee in the conduct of any such investigation.

18.	Perform any other activities, consistent with this Charter, the Company’s By-laws and governing law, as the Committee or the Board deem necessary or appropriate.

Related Party Transactions

19.

Review for fairness to the Company and its subsidiaries, as applicable, proposed transactions or other arrangements between any affiliated or related party and either the Company or any of its subsidiaries, and recommend to the Board whether the transactions or other arrangements should be approved. As used herein, the term "related party" means any officer, director or shareholder holding a greater than 5% interest in the Company, or any entity in which any such person has a financial interest.

20.	Review and make recommendations to the Board regarding any dispute between any affiliated or related party and either or both the Company and its subsidiaries.

Limitation of Responsibility

21.

While the Audit Committee has the responsibilities and powers provided by this Charter, it is not the duty of the Committee to plan or conduct audits or to determine whether the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditors. Similarly, it is not the duty of the Committee to conduct investigations, to resolve disagreements, between management and the independent auditors, or to assure compliance with laws, regulations or the Company’s Code of Professional Conduct.

V. INDEPENDENCE OF DIRECTORS

For purposes of this Charter, a director is deemed to be an Independent Director according to the following requirements;

1.	a director who is an employee (including non-employee executive officers) of the Company, its subsidiaries, or any of its affiliates may not serve on the Committee until three years following termination of employment. "Affiliate" includes a subsidiary, sibling company, predecessor, parent company, or former parent company,

2.

a director who is a partner, controlling shareholder, or executive officer of a for-profit business organization to which the Company made, or from which the Company received, payments (other than those arising solely from investment’s in the Company’s securities) that exceed 5% of the Company’s or business organization’s consolidated gross revenues for that year, or $200,000, whichever is more, in any of the past three years is not considered to be independent. This restriction does not apply if the director has terminated his or her relationship with the organization more then three years preceding appointment to the Committee. "Business relationships" can include commercial, industrial, banking, consulting, legal, accounting, and other relationships. A director can have this relationship directly with the company, or the director can be a partner, officer, or employee of an organization that has such a relationship,

3.

a director who has, or within the preceding three years has had, a direct business relationship with the Company may serve on the Committee only if the Board of Directors determines in its business judgment that the relationship does not interfere with the director’s exercise of independent judgment, and

4.	a director who is employed as an executive of another Company where any of the Company’s executives serves on that Company’s compensation committee may not serve on the Committee.

A director who is an immediate family member of an individual who is, or who was during the preceding three years an executive officer of the Company or any of its affiliates, may not serve on the Committee. "Immediate family" includes a person’s spouse, common law spouse, parent, child, sibling, and in-law.